UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 7, 2024

GROWTH STALK HOLDINGS CORP
(Exact name of registrant as specified in its charter)

Oklahoma	87-3145742
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11991 N. Highway 99, Seminole, OK 74868

(Address of principal executive offices)

(405) 456-0207
(Registrant’s telephone number, including area code)

Common Stock, $0.0001 par value

Title of each class of securities pursuant to Regulation A

When used in this Current Report on Form 1-U, unless otherwise indicated, the terms the “Company,” “our,” or “we” refer to Growth Stalk Holdings Corp and its subsidiaries.

ITEM 4. CHANGES IN ISSUER'S CERTIFYING ACCOUNTANT

On May 7, 2024, we dismissed Hudgens CPA, PLLC (“Hudgens”) as our independent registered public accounting firm. The decision to dismiss Hudgens was approved by our board of directors on May 7, 2024.

During the engagement period from May 30, 2023 to May 6, 2024: (i) there were no disagreements between Hudgens and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Hudgens would have caused Hudgens to make reference to the matter in a report on our financial statements; and (ii) there were no reportable events as the term described in Item 304(a)(1)(v) of Regulation S-K.

On May 7, 2024, we emailed Hudgens to furnish a letter addressed to the Securities and Exchange Commission stating whether he and his firm agree with the statements made in this Form 1-U (the “Letter”). Hudgens never returned our May 7, 2024 email. On May 8, 2024, our Securities Counsel left a voice mail and sent an email for Hudgens regarding the Exhibit 9 Letter, however, our Securities Counsel also has not received any response whatsoever from Hudgens.  Prior to May 7, 2024, we sent an email and text to Hudgens on April 15, 2024 and April 24, 2024, respectively, to discuss various matters, however, we never received a response from Hudgens. A copy of the letter dated May 7, 2024, is filed herewith as Exhibit 9 and incorporated herein by reference.

On May 7, 2024, we engaged Olayinhka Oyebola & Co, Chartered Accountants (“Olayinhka”) to serve as our independent registered public accounting firm for the year ending December 31, 2023. During the fiscal year ended December 31, 2021, and from December 31, 2022 to May 6, 2024, we did not consult with Olayinhjka regarding the application of accounting principles or the type of audit opinion that might be rendered on our financial statements or regarding any matters whatsoever pertaining to us. The decision to engage Olayinhka was approved by our board of directors on May 7, 2024.

ITEM 9.1 OTHER EVENTS

Exhibit No.	Description

9	May 7, 2024 Letter to Hudgens CPA, PLLC.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GROWTH STALK HOLDINGS CORP

Date: May 8, 2024		/s/ Joseph Babiak
	Name:	Joseph Babiak
	Title:	Chief Executive Officer

3